UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

DineEquity, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

254423106

(CUSIP Number)

Erin Ross

Scout Capital Management, L.L.C.

Managing Director

General Counsel & Chief Compliance Officer

317 University Avenue

Palo Alto, CA 94301

(650) 485-4110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 254423106	Page 2 of 6

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scout Capital Management, L.L.C.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,034,762
	9	Sole dispositive power
	10	Shared dispositive power 1,034,762
11	Aggregate amount beneficially owned by each reporting person 1,034,762
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 5.4%
14	Type of reporting person* IA

* SEE INSTRUCTION BEFORE FILLING OUT

13D

CUSIP No. 254423106	Page 3 of 6

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adam Weiss
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,034,762
	9	Sole dispositive power
	10	Shared dispositive power 1,034,762
11	Aggregate amount beneficially owned by each reporting person 1,034,762
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 5.4%
14	Type of reporting person* IN

* SEE INSTRUCTION BEFORE FILLING OUT

13D

CUSIP No. 254423106	Page 4 of 6

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Crichton
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,034,762
	9	Sole dispositive power
	10	Shared dispositive power 1,034,762
11	Aggregate amount beneficially owned by each reporting person 1,034,762
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 5.4%
14	Type of reporting person* IN

* SEE INSTRUCTION BEFORE FILLING OUT

13D

CUSIP No. 254423106	Page 5 of 6

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on May 13, 2013 (the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Except as specifically amended and supplemented by this Amendment No. 1, Items in the Schedule 13D remain unchanged.

This Amendment No. 1 is being filed by the Reporting Persons to report a change in ownership in the Common Shares of the Issuer held by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended as follows:

(a-b) The aggregate number and percentage of Common Shares to which this Amendment No. 1 relates is 1,034,762 Common Shares, constituting approximately 5.4% of the Common Shares outstanding, based upon 19,146,952 Common Shares outstanding as of July 26, 2013, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013. The Reporting Persons may be deemed to beneficially own the Common Shares held by the Funds, as set forth in Items 7 through 11 on their respective cover pages of this Amendment No. 1.

Each of Scout Capital Partners II, L.P., Scout Capital Long Term, L.P., Scout Capital Master Fund, Ltd. and Scout Capital Long Term Master, Ltd. directly owns, and with Scout Capital Management as their investment manager, has shared power to vote or dispose of, or to direct the voting or disposition of, the following amounts of Common Shares, respectively: 245,084, 107,819, 629,564 and 52,295. Scout Capital, L.L.C., a Delaware limited liability company (the “General Partner”), as the general partner of Scout Capital Partners II, L.P. and Scout Capital Long Term, L.P., may be deemed to beneficially own, and have shared power to vote or dispose of, or to direct the voting or disposition of, the 352,903 Common Shares directly owned by such Funds. The General Partner and Scout Capital Management are owned and controlled by Mr. Crichton and Mr. Weiss.

The executive officers of Scout Capital Management do not individually own any Common Shares.

(c) A list of the transactions in the Issuer’s Common Shares that were effected by Scout Capital Management on behalf of the Funds during the past 60 days is attached as Exhibit 5 hereto and is incorporated herein by reference. All of the transactions listed on Exhibit 5 were effected in the open market, including through the facilities of alternative trading systems.

(d) Other than the Reporting Persons, the General Partner and the Funds identified above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is supplemented as follows:

5.	List of Transactions in Issuer’s Common Shares Effected by the Reporting Persons in the Last 60 Days.

13D

CUSIP No. 254423106	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2013
Date

SCOUT CAPITAL MANAGEMENT, L.L.C.

By: Name: Title:	/s/ Erin Ross Erin Ross Managing Director, General Counsel & Chief Compliance Officer

ADAM WEISS /s/ Adam Weiss* JAMES CRICHTON /s/ James Crichton**

*	By: Erin Ross, Attorney-in-Fact Pursuant to Power of Attorney dated May 13, 2013 previously filed with the Securities and Exchange Commission as Exhibit 3 to Schedule 13D filed by Scout Capital Management, L.L.C. on May 13, 2013 on behalf of Adam Weiss, which Power of Attorney is incorporated by reference.

**	By: Erin Ross, Attorney-in-Fact Pursuant to Power of Attorney dated May 13, 2013 previously filed with the Securities and Exchange Commission as Exhibit 4 to Schedule 13D filed by Scout Capital Management, L.L.C. on May 13, 2013 on behalf of James Crichton, which Power of Attorney is incorporated by reference.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)